CCRE

January 31, 2020

Investment Grade RE Income Fund, LP
C/O Mr. Robert Morey, Senior Vice President
CBRE
1420 Fifth Avenue, Suite 1700
Seattle, WA 98101

Re: Proposed Single Tenant, Triple Net, Credit Financing of retail properties

Dear Mr. Morey:

Below are the criteria, Cantor Commercial Real Estate Lending, L.P. ("**Lender**") would be willing finance Single Tenant, Triple Net, Credit Financing of retail properties nationwide. These criteria are for discussion purposes only. It is neither an offer nor an express or implied commitment by Lender or any of its affiliates to lend or otherwise provide or assist in providing the financing described herein or any other financing. This letter does not impose any obligation on Lender to issue a commitment or to provide the Loan or any financing.

LOAN TERMS AND UNDERWRITING CRITERIA

Anticipated Portfolio Size: $60,000,000 or greater.

Minimum Loan Amount: $2,000,000.

Loan Term: 5 or 10 years.

Amortization: 30-year schedule or full term interest only.

Minimum DSCR: 1.40:1.00 calculated per 30-year amortization.

Minimum Debt Yield: 8.5% based on Lender's underwritten net cash flow.

Maximum LTV/LTC: At closing, the Loan Amount shall not exceed 60% of MAI appraised value and contracted purchase price.

Interest Rate: Subject to a Swap Floor Rate Floor, the "Interest Rate" shall be determined by lender and is estimated to be in the range of 175 to 200 basis points over the swap index. The rate will be based on current market conditions, size of the loan, leverage, tenant credit rating among other factors. The Interest Rate shall be computed by adding the interest rate spread to the applicable Swap Rate.

Security for the Loan: Each Property may be financed separately or secured by a pool of cross-collateralized and cross defaulted first mortgage liens.

All properties must meet the following criteria: (i) tenant must have an investment grade rating of BBB- or greater (ii) minimum of 10 years remaining on the primary lease term

and (iii) acceptable location, market and sales history; provided, however, certain exceptions may be granted by Lender at its sole discretion.

Notwithstanding the above, subject to Lender's approval, to be determined amount of the pool may can be outside the criteria described in the previous paragraph per the following:

- Up to 70% LTV
- Minimum Debt Yield of 8.0%
- Non-investment grade (Can pre-approve certain tenants)
- Less than 10-year lease term
- Tertiary locations
- No sales history
- Must accumulate a to-be-determined amount of the pool prior to allowing exceptions.

Prepayment/Defeasance: The Loan will be subject to standard defeasance.

Transfer Provisions: The Loan may be assumed subject to Lender's standard criteria.

Limited Recourse: The Loan will be non-recourse subject to Lender's standard "carve outs", including environmental matters, all of which will be recourse to Borrower and Borrower's Sponsor or, at Lender's election, a creditworthy individual or entity with a minimum net worth and liquidity acceptable to Lender in its sole discretion ("Guarantor").

Subordinate Financing: No secondary financing or encumbrance, or secured or unsecured indebtedness of Borrower of any kind shall be permitted without Lender's prior written consent as contemplated in the Loan Documents.

Repair Reserve: 125% of the estimated cost of any maintenance and repairs recommended in the Engineering Report obtained by Lender.

Taxes and Insurance: 1/12 of annual taxes and insurance premiums, funded monthly. Lender will consider suspending taxes and insurance impounds if tenant pays taxes and insurance directly, is investment credit rated (S&P BBB- or better), and provides evidence of payment in a timely manner. Additionally, these impounds can be waived with sufficient fixed reserve and acceptable notifications.

Replacement Reserve: $0.20/SF per annum, funded monthly subject to adjustment after review of Engineering Report, to be made available for ongoing capital expenditures. If the tenant is responsible for all potential capital repairs including but not limited to roof, structure, parking lot, HVAC, etc., then Lender will consider suspending this requirement.

Rollover Reserve: A rollover reserve may be required depending on the tenant credit and lease term which shall be funded monthly.

Cash Management: Lender will require a Hard Lockbox with Springing Cash Management.

Property Management: Management of the Property shall be conducted by an entity acceptable to Lender.

Borrowing Entity: Borrowing entity shall be restructured or newly formed as necessary to satisfy Lender's SPE requirements.

Securitization:	Loan structure shall meet Lender's securitization criteria.
Loan Processing Fee:	Borrower shall pay Lender a loan processing fee in the amount of $5,000 per Property.
Expense Deposit:	Borrower will be required to make an "Expense Deposit" to cover the cost of appraisal, environmental, engineering, legal, and other third party expenses incurred by Lender. The Expense Deposit is estimated at $25,000 per Property.
Role of Broker:	Broker shall be paid one percent (1.0%) of the of the subject Loan Amount at the closing of the Loan through escrow and is identified as Robert Morey, SVP, at CBRE. Borrower's Sponsor represents and warrants to Lender that neither it, Borrower, nor any affiliate of either has engaged or dealt with in any manner any broker(s), agent(s) or finder(s) (each a "**Broker**") to procure the proposed transaction contemplated other than CBRE. Borrower's Sponsor hereby agrees to indemnify and hold harmless Lender and its affiliates against (1) any and all claims, demands and liabilities for brokerage commissions, assignment fees, finder's fees or other compensation whatsoever and (2) any loss, cost, damage, liability or expense (including legal fees and expenses) incurred by Lender or its affiliates arising out of, or in connection with, this Term Sheet or Lender's closing of the Loan related to any Broker.

Please do not hesitate to contact me at (949) 608-2065 if you have questions.

Sincerely,

Kenneth Margala
Managing Director
Cantor Commercial Real Estate Lending, L.P.

Ernie Iriarte
Director
Cantor Commercial Real Estate Lending, L.P.